                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                --------------

                                 SCHEDULE 13D
                                (RULE 13D-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13D-2(A)

                            (Amendment No.1)/1/
                                             -

                             RENTERS CHOICE, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   760114108
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                            300 South Grand Avenue
                      Los Angeles, California 90071-3132
                                (213) 612-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 18, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     /1/ The remainder of this cover page shall be filled out for a reporting
      -
person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 760114108                                      PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Apollo Investment Fund IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
              OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                 8,493,610 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    357,974 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                 8,493,610 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 357,974 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

              8,851,584 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [x]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              26.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
              PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 8 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 760114108                                      PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Apollo Overseas Partners IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
              OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                455,736 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   357,974 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                455,736 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                357,974 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

              813,710 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [x]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              3.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
              PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              Page 3 of 8 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 760114108                                      PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Apollo Advisors IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
              OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                8,949,346 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   357,974 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                8,949,346 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                357,974 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

              9,307,320 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [x]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              27.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
              PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 4 of 8 Pages

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

================================================================================


     This Amendment No. 1 amends and supplements the following Items of the
Schedule 13D (the "Schedule 13D") of Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Apollo Advisors IV, L.P. (the "Reporting Persons") originally filed on August 17, 1998 with the Securities and Exchange Commission with respect to the shares of Common Stock, par value $.01 per share, of Renters Choice, Inc. ("Renters Choice" or the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

     Responses to each item below are incorporated by reference into each other item, as applicable.

Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) The Reporting Persons beneficially own 134,414 shares of Series A Preferred Stock and 115,586 shares of Series B Preferred Stock. Each share of Series A Preferred Stock is convertible into approximately 35.797 shares of Common Stock as described in Item 4, or an aggregate of 4,811,670 shares of Common Stock. Assuming approval of the Series A-to-B Conversion on or prior to December 3, 1998, each share of Series B Preferred Stock would be automatically converted into approximately 35.797 shares of Common Stock, or an aggregate of 4,137,676 shares of Common Stock. Assuming the conversion of all of the shares of Preferred Stock as of the date hereof, the Reporting Persons would own in the aggregate 8,949,346 shares of Common Stock of the Issuer, representing approximately 26.3% of the outstanding Common Stock of the Issuer. The number of shares of Common Stock into which shares of Series B Preferred Stock are convertible may be increased upon the occurrence of certain events as described in Item 4. Beneficial ownership of such shares of Series A Preferred Stock and Series B Preferred Stock was acquired as described in Item 3 and Item 4.

     Pursuant to an Agreement entered into among AIFIV, Overseas IV, RC Acquisition Corp. and the Issuer (described in Item 6 below), the Reporting Persons may be deemed to have shared voting and/or dispositive power with respect to an additional 5,377 shares of Series A Preferred Stock, which are convertible into approximately 192,483 shares of Common Stock, and an additional 4,623 shares of Series B Preferred Stock, which are convertible into approximately 165,491 shares of Common Stock, or 357,974 shares of Common Stock in the aggregate.

                              Pages 5 of 8 Pages

     See also the information contained on the cover pages to this Amendment to
Schedule 13D which is incorporated herein by reference.

     (b)  See the information contained on the cover pages to this Amendment to
Schedule 13D which is incorporated herein by reference.

     (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in the Schedule 13D.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
-------  ---------------------------------------------------------------------
to the Securities of the Issuer.
-------------------------------

     Item 6 is hereby amended and restated in its entirety to read as follows:

     The response to Item 3 and Item 4 are incorporated herein by reference.

     Pursuant to an Agreement dated as of August 18, 1998 (the "RC Acquisition Agreement") among AIFIV, Overseas IV, RC Acquisition Corp., a wholly-owned subsidiary of The Bear Stearns Companies Inc. ("RC Acquisition"), and the Issuer, RC Acquisition has agreed not to transfer 5,377 shares of Series A Preferred Stock and 4,623 shares of Series B Preferred Stock (collectively, the "RC Preferred Stock") owned by it except to certain affiliated entities. Pursuant to the RC Acquisition Agreement, RC Acquisition has granted to AIFIV and Overseas the right to vote the RC Preferred Stock and to participate in, consent to or ratify any corporate or stockholders' action afforded to holders of the RC Preferred Stock. In addition, pursuant to the RC Acquisition Agreement, if AIFIV or Overseas shall at any time convert any shares of Series A Preferred Stock into Common Stock, Series B Preferred Stock into Series A Preferred Stock, or Series B Preferred Stock into non-voting Common Stock, RC Acquisition shall be required to convert a pro rata number of shares of its Series A Preferred Stock into Common Stock, Series B Preferred Stock into Series A Preferred Stock or Series B Preferred Stock into non-voting Common Stock, as the case may be. The RC Acquisition Agreement also provides that, in connection with a sale by AIFIV and Overseas of Preferred Stock to a third party, AIFIV and Overseas shall be entitled to cause RC Acquisition to sell in such sale to such third party upon the same terms and conditions as the sale by AIFIV and Overseas a pro rata amount of the shares of Preferred Stock owned by RC Acquisition. The RC Acquisition Agreement terminates upon the earliest to occur of the following events: (i) the mutual agreement of the parties thereto; (ii) with respect to any party, such party ceasing to own any Preferred Stock; and (iii) the eleventh anniversary of the date of the RC Acquisition.

     Pursuant to a Letter Agreement dated July 8, 1998 among Apollo Management IV, J. Ernest Talley and Mark E. Speese, an Amendment to Letter Agreement dated August 5, 1998 between Apollo Management IV and Mr. Talley, and an Amendment to Letter Agreement dated August 5, 1998 between Apollo Management IV and Mr. Speese, Mr. Talley and Mr. Speese have agreed to vote the shares of Common Stock owned by them in favor of the

                               Page 6 of 8 Pages

Series A-to-B Conversion. To the knowledge of the Reporting Persons, Mr. Talley and Mr. Speese own 4,903,166 and 2,288,432 shares of Common Stock, respectively.

     The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to (i) the RC Acquisition Agreement, the full text of which has been filed as an Exhibit to this Amendment and is incorporated herein by reference, and (ii) the Letter Agreement, the full text of which has been filed as Exhibit 4 to the Schedule 13D and is incorporated herein by reference.

     The amounts reported on the cover pages and in Item 5 to this Amendment do not include shares owned by Mr. Talley and Mr. Speese, and the Reporting Persons disclaim beneficial ownership of all shares owned by each of them. Nothing in this Schedule 13D shall constitute an admission that any Reporting Person constitutes a group with RC Acquisition, Mr. Talley and/or Mr. Speese.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

     Item 7 is hereby amended by adding the following item as an Exhibit:

     Exhibit 5 Agreement dated as of August 18, 1998 among AIFIV, Overseas IV and RC Acquisition Corp.

                               Page 7 of 8 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August __, 1998

                    APOLLO INVESTMENT FUND IV, L.P.

                    By:  Apollo Advisors IV, L.P.,
                             its General Partner
                         By: Apollo Capital Management IV, Inc.,
                                its General Partner


                         By:_________________________________
                            Name:   Michael D. Weiner
                            Title: Vice President, Apollo Capital Management IV,
                                   Inc.

                    APOLLO OVERSEAS PARTNERS IV, L.P.

                    By:  Apollo Advisors IV, L.P.,
                             its Managing General Partner
                         By: Apollo Capital Management IV, Inc.,
                                its General Partner


                         By:_________________________________
                            Name:   Michael D. Weiner
                            Title: Vice President, Apollo Capital Management IV,
                                   Inc.

                    APOLLO ADVISORS IV, L.P.

                    By:  Apollo Capital Management IV, Inc.,
                               its General Partner



                         By:_________________________________
                            Name:   Michael D. Weiner
                            Title: Vice President, Apollo Capital Management IV,
                                   Inc.

                                  Page 8 of 8